UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Website Pros, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

94769V 10 5 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94769V 10 5

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Tobias Dengel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 887,795 6. Shared Voting Power 0 7. Sole Dispositive Power 887,795 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,795
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages.

Item 1.	(a)	Name of Issuer:

Website Pros, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

12735 Gran Bay Parkway West, Building 200 Jacksonville, Florida 32258

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Tobias Dengel. The Common Stock of the Issuer (the “Stock”) which is the subject of this Schedule 13G is held directly by Tobias Dengel.

	(b)	Address of Principal Business Office or, if none, Residence:

540 Park Street Charlottesville, VA 22902

	(c)	Citizenship:

Mr. Dengel is a citizen of the United States.

	(d)	Title of Class of Securities:

Common Stock, $.001 par value per share

	(e)	CUSIP Number:

94769V 10 5

Item 3.	Not applicable.

Page 3 of 5 pages.

Item 4.	Ownership.

(a) Amount Beneficially Owned: 887,795

(b) Percent of Class: 5.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

887,795

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

887,795

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of a Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Page 4 of 5 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006

/s/ Tobias Dengel
Name:	Tobias Dengel

Page 5 of 5 pages.